UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 2)

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

Under the Securities Exchange Act of 1934

Benitec Biopharma Limited

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

082053307

(CUSIP Number)

California Capital Equity, LLC

Attn: Patrick Soon-Shiong

9922 Jefferson Boulevard

Culver City, California 90232

(310) 836-6400

With a Copy to:

Martin J. Waters

Daniel L. Horwood

Wilson Sonsini Goodrich & Rosati

Professional Corporation

12235 El Camino Real, Suite 200

San Diego, California 92130

(858)350-2300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 082053307	13D

(1)	NAMES OF REPORTING PERSONS California Capital Equity, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) WC, AF (See Item 3)
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER None (See Item 5)
	(8)	SHARED VOTING POWER 58,611,638 shares (See Item 5)
	(9)	SOLE DISPOSITIVE POWER None (See Item 5)
	(10)	SHARED DISPOSITIVE POWER 58,611,638 shares (See Item 5)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 58,611,638 shares (See Item 5)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.57% (See Item 5)
(14)	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 082053307	13D

(1)	NAMES OF REPORTING PERSONS Nant Capital, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) WC, AF (See Item 3)
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER None (See Item 5)
	(8)	SHARED VOTING POWER 58,611,638 shares (See Item 5)
	(9)	SOLE DISPOSITIVE POWER None (See Item 5)
	(10)	SHARED DISPOSITIVE POWER 58,611,638 shares (See Item 5)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 58,611,638 shares (See Item 5)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.57% (See Item 5)
(14)	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 082053307	13D

(1)	NAMES OF REPORTING PERSONS Patrick Soon-Shiong
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) WC, AF (See Item 3)
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER None (See Item 5)
	(8)	SHARED VOTING POWER 58,611,638 shares (See Item 5)
	(9)	SOLE DISPOSITIVE POWER None (See Item 5)
	(10)	SHARED DISPOSITIVE POWER 58,611,638 shares (See Item 5)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 58,611,638 shares (See Item 5)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.57% (See Item 5)
(14)	TYPE OF REPORTING PERSON (see instructions) PN

Explanatory Note: This Amendment No. 2 amends and supplements the Schedule 13D (as amended, this “Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) on November 1, 2016 as amended by Amendment No. 1 filed on March 3, 2017 by certain of the Reporting Persons (as defined below) with respect tothe ordinary shares (“Ordinary Shares”) of Benitec Biopharma Limited, a listed public company limited by shares, incorporated and domiciled in Australia (the “Issuer”) by Dr. Patrick Soon-Shiong, a natural person and citizen of the United States, Nant Capital, LLC, limited liability company organized under the laws of the state of Delaware (“Nant Capital”) and California Capital Equity, LLC, a limited liability company organized under the laws of the state of Delaware (“CalCap” and, together with Dr. Soon-Shiong, and Nant Capital, the “Reporting Persons”). Except as otherwise set forth herein, this Amendment No. 2 does not modify any of the information previously reported by the Reporting Persons in the Schedule 13D as amended to date.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to include the following:

The Reporting Persons are filing this Schedule 13D as a result of the purchase of 29,305,819 Ordinary Shares on March 13, 2017. All of the shares of Common Stock to which this Statement relates were purchased on behalf of the Reporting Persons using their investment capital or funds under management. The aggregate purchase price of the 29,305,819 Ordinary Shares acquired was approximately $4.15 million (including brokerage commissions and transaction costs).

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to include the following:

As noted in Item 3, the Reporting Persons are filing this Schedule 13D as a result of the purchase of 29,305,819 Ordinary Shares on March 13, 2017.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended to include the following:

(a) and (b) Nant Capital beneficially owns, in the aggregate, 58,611,638 Ordinary Shares, representing approximately 28.57% of the outstanding Common Stock of the Issuer. CalCap and Dr. Soon-Shiong may be deemed to beneficially own, and share voting power and investment power with Nant Capital over all shares of Common Stock beneficially owned by Nant Capital.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to include the following:

The information set forth in Items 3 and 4 above is hereby incorporated by reference in response to Item 6.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the information set forth in this statement is true, complete and correct.

Dated: March 14, 2017

NANT CAPITAL, LLC

By:	/s/ Charles Kenworthy
Its:	Manager

CALIFORNIA CAPITAL EQUITY, LLC

By:	/s/ Charles Kenworthy
Its:	Manager

PATRICK SOON-SHIONG

/s/ Patrick Soon-Shiong

Exhibit Index

Exhibit Number	Description

1	Joint Filing Agreement (incorporated by reference to Exhibit 1 to the Schedule 13D filed on November 1, 2016).

2	Share Subscription Agreement, by and among Benitec Pharma Limited and Nant Capital, LLC, dated as of October 24, 2016 (incorporated by reference to Exhibit 2 to the Schedule 13D filed on November 1, 2016).